Mail Stop 4561

September 15, 2009

Stephen M. Dexter
Vice President and Corporate Controller
S1 Corporation
705 Westech Drive
Norcross, GA 30092

Re: S1 Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 5, 2009
File No. 000-24931

Dear Mr. Dexter:

We have reviewed your response letter dated August 18, 2009 in connection with the above-referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 1, 2009.

Item 11. Executive Compensation (Incorporated by Reference From Definitive Proxy Statement Filed April 13, 2009)

Compensation Discussion and Analysis, page 12

1. We note your responses to our prior comments 10, 11 and 12. Please confirm that in applicable future filings, whenever the individual performance of a named executive officer is considered in setting any element of executive compensation, you will describe the elements of individual performance considered and discuss how each form of compensation is structured and implemented to reflect the named executive officer's individual performance. See Item 402(b)(2)(vii) of Regulation S-K.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Ryan Houseal, Staff Attorney, at (202) 551-3105, or Matthew Crispino, Staff Attorney, at (202) 551-3456 if you have questions regarding our comment. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief